Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

April 1, 2008

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed March 4, 2008
File No. 333-148691

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated March 24, 2008 (the “Comment Letter”), enclosed please find Amendment No. 2 to the Company’s Registration Statement on Form S-4 initially filed on January 16, 2008. Amendment No. 1 to the Registration Statement is marked to show changes from Amendment No. 1 of the Registration Statement filed on March 4, 2008.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.	Please refer to prior comment 2 of our letter dated February 15, 2008. Please revise the form of proxy card so that it is clearly marked “Preliminary Copy.”

The Company acknowledges the Staff’s comment and has revised its form of proxy card.

2.
Your filings indicate that you consider SP Holdings to be a successor issuer to GSPAC as contemplated by Rule 12g-3 under the Exchange Act. Please tell us your analysis as to the applicability of Regulation 13D to this transaction.

Securities and Exchange Commission
April 1, 2008

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the members of SouthPeak have been informed and are aware of their obligations under Regulation 13D following the closing of the business combination to file Schedule 13D or Schedule 13G, as applicable, within the prescribed filing period.

Questions and Answers about the Special Meeting

What are the transactions contemplated by the reorganization agreement?, page iv

3.
Please explain for your investors why you are basing the value of the merger consideration on the closing price of GSPAC class B common stock rather than GSPAC common stock. We also note that the fairness opinion refers to a share price for GSPAC common stock of $5.18 in determining the transaction value.

The Company used the average price per share of its Class B common stock because it believes that value of the Company’s stock consideration to be given to the former members of SouthPeak in the business combination is best represented by the trading price of the Class B common stock. In reaching this conclusion, the Company considered the following: (a) that the Class B common stock’s trading price is closely correlated with the Company’s most significant asset (the approximately $31.8 million held in its trust account on December 31, 2007), (b) that 5,980,000 shares of Class B common stock are publicly traded, compared to only 920,000 publicly traded shares of common stock, (c) that only the holders of Class B common stock have the ability to approve the business combination, and thus the publicly traded value of this security is most indicative of the Class B holders’ perception of the value of the business combination, and (d) that upon consummation of the merger and the business combination all the Class B common stock outstanding will automatically convert to common stock. Accordingly we believe the value of the shares to be issued to effect the business combination with the former members of SouthPeak is closely correlated with the value of the Company’s Class B common stock.

What percentage of SP Holdings will the GSPAC stockholders..., page v

4.
We note that the calculations on a fully diluted basis (i.e., those under the heading “exercise of all outstanding warrants”) do not total 100%. It appears that you have excluded GSPAC warrants from the GSPAC stockholders column in presenting the calculations on a “fully diluted basis.” Please explain to us why you believe your presentation is accurate or revise to provide a complete presentation that accounts for all of the derivative securities.

On July 14, 2006, GSPAC’s Class W warrants and Class Z warrants that comprised part of the Series A units and Series B units sold in GSPAC’s initial public offering began separate trading from the common stock and Class B common stock that also comprised part of the Series A units and Series B units. Therefore, the Company cannot assume that the current holders of GSPAC’s Class W warrants and Class Z warrants are also current stockholders of GSPAC. Accordingly, the Company did not include the shares of common stock issuable upon the exercise of the Class W warrants and Class Z warrants in the percentage ownership column of the GSPAC stockholders. The Company has inserted an additional column to reflect the percentage ownership of the holders of Class W warrants and Class Z warrants following the exercise of those warrants.

Securities and Exchange Commission
April 1, 2008

Summary, page 1

5.
We note that the order of the information presented in the summary does not correspond to the order presented in the proxy statement itself. Consider whether the presentation would be clearer if the order of information in the summary mirrored the order in the proxy statement. See Item 14a-5 of Regulation 14A.

The Company acknowledges the Staff’s comment and has revised the summary accordingly.

6.
The Appraisal Rights summary refers to pages 36 and 56 for further details. To the extent possible, please revise the disclosure so that all of the information relevant to appraisal rights in the proxy statement appears under a single heading.

The Company acknowledges the Staff’s comment and has revised its disclosure to incorporate all appraisal right information on page 64.

Comparative Per Share Data, page 16

7.	Please reconcile GSPAC’s historical earnings per share for the interim period to the information presented on pages 14 and F-48, and revise as necessary.

The Company acknowledges the Staff’s comment and has updated the Comparative per Share Data to properly reflect GSPAC’s historical earnings per share.

Background of the Merger and the Business Combination, page 37

8.
Please explain the exact terms of the advisory agreement you entered into with HCFP/Brenner at the time of the IPO. Please tell us where these terms appear in the exhibits to your IPO registration statement. It would appear that HCFP/Brenner was contractually obligated to act as your representative in bringing potential business combination partners to your attention. Given that the fee for such services was agreed to be $900,000, it is unclear why HCFP/Brenner is now receiving $2.5 million for these services.

The Company acknowledges the Staff’s comment and has updated its disclosure on page 48 to more clearly state the terms contained in the underwriting agreement entered into by both of GSPAC and HCFP/Brenner in connection with GSPAC’s IPO.

Securities and Exchange Commission
April 1, 2008

The Company supplementally advises the Staff that these terms are set forth in section 3.23 of the underwriting agreement attached as exhibit 1.1 to amendment no. 4 to GSPAC’s registration statement on Form S-1 (333-128350) filed on March 14, 2006.

The Company supplementally advises the Staff that the $2.5 million fee to be paid to HCFP/Brenner is not for investment banking services provided to GSPAC but rather for advisory/investment banking services provided to SouthPeak. Because HCFP/Brenner had a conflict with GSPAC as a result of its representation of SouthPeak, it was agreed that HCFP/Brenner would not represent GSPAC as its investment banker in any transaction with SouthPeak. Therefore, by agreement dated January 15, 2008, HCFP/Brenner and GSPAC confirmed HCFP/Brenner’s relinquishment of any obligation to provide investment banking services on behalf of GSPAC in connection with a transaction with SouthPeak.

9.
Please disclose for your shareholders the basis upon which this $2.5 million fee can be considered consistent with fees payable to raise capital for companies similarly situated to SouthPeak. Please also disclose for your shareholders how this fee compares to merger advisory fees generally payable in transactions of this nature. Furthermore, please disclose on the cover page of the prospectus, and in the summary, that if your shareholders approve this transaction, they will be approving a fee payable to HCFP/Brenner equal to approximately 8% of your total assets.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 48.

The Company has also disclosed in the summary that approval of the merger and business combination by GSPAC’s stockholders will result in a fee payable to HCFP/Brenner equal to approximately 8% of GSPAC’s total assets. The Company has not included a similar disclosure on the prospectus cover as it believes that adequate disclosure regarding the 8% fee has been provided to GSPAC’s stockholders in the background of the merger and business combination section.

10.
Please refer to prior comment 29 of our letter dated February 15, 2008. Please tell us when SouthPeak entered into an agreement with HCFP/Brenner to provide advisory/investment banking services. Tell us whether GSPAC was involved in negotiating the fee. We note your disclosure on page 43 that the cost of HCFP/Brenner’s services is intended to be shared by all intended post-closing stockholders of SP Holdings, inclusive of the former members of SouthPeak.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 48.

11.	Please clarify the sequence of events regarding the following:

•
You state on page 38 that in June 2007 HCFP/Brenner introduced SouthPeak to GSPAC “with the full understanding and disclosure” that HCFP/Brenner would represent SouthPeak in the business combination transaction. You then state that on our about July 6, 2007, “it was proposed and determined” that HCFP/Brenner would represent SouthPeak. Disclose who initiated the proposal on July 6, 2007 regarding whom HCFP/Brenner would represent.

Securities and Exchange Commission
April 1, 2008

The Company acknowledges the Staff’s comment and has revised its disclosure on page 40.

•
You state on page 39 that between July 6 and July 10, 2007, GSPAC decided to engage an investment advisory firm and that you contacted four such firms. You then engaged Hudson Square on our about July 6, 2007.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 41.

12.
You indicate on page 39 that there was no prior relationship between Hudson Square Research and GSPAC, and that Hudson Square had “some familiarity” with SouthPeak’s video games. To the extent there was any prior relationship between SouthPeak or Mr. Phillips on the one hand and Hudson Square or Daniel Ernst on the other, please disclose this. Briefly discuss the familiarity Hudson Square had with SouthPeak’s video games.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 41.

13.
Expand the disclosure on page 40 to discuss with greater specificity the key negotiation points that were raised during the period from August 2 to August 29, 2007 with respect to the proposals and counter-proposals relating to the valuation and structure of the proposed business combination.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 43.

14.
We reissue in part prior comment 36 of our letter dated February 15, 2008. Please disclose the fee paid to Nexcore Capital, Inc. and disclose who recommended the consideration to be paid. Please also disclose, as requested, any material relationship between your company and Nexcore within the past two years, or direct us to this disclosure in the document.

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 48.

15.
Please refer to prior comment 38 of our letter dated February 15, 2008. We note your revised disclosure on page 49 - 50 describing Hudson Square’s analyses. Regarding the criteria used in valuing SouthPeak, please expand the disclosure to identify the merger and acquisition transactions as well as the peer companies used in the analyses. In addition, please expand the paragraph on page 50 to describe how Hudson Square arrived at its findings for each of the methodologies used. For instance, explain how the discounted cash flow valuation model result in a fair private market valuation range of between $26 million and $41 million.

Securities and Exchange Commission
April 1, 2008

The Company acknowledges the Staff’s comment and has included the requested disclosure on page 56.

16.	Please tell us your analysis as to why the board books received from Hudson Square and Nexcore do not need to be filed pursuant to Item 21(c) of Form S-4.

The Company acknowledges the Staff’s comment and supplementally confirms that it has disclosed in its proxy statement/prospectus all material information regarding reports, opinions or appraisals within the meaning of Item 4(b) of Form S-4. The Company also believes that it has conformed to customary practice in providing information presented by GSPAC’s financial advisors and that all material information regarding information presented by GSPAC’s financial advisors is included in the final opinion issued by Nexcore and annexed to the proxy statement/prospectus and in the disclosure under the caption “Background of the Merger and the Business Combination” and “Fairness Opinion.”

The Company supplementally advises the Staff that Hudson Square was retained by GSPAC’s management to assist management in evaluating the proposed business combination with SouthPeak. Accordingly, Hudson Square was not asked to render a fairness opinion to GSPAC’s board of directors nor did Hudson Square render any such opinion. No representatives of Hudson Square attended any board meetings at which the proposed business combination was discussed or approved. As indicated in the disclosure under the caption “Background of the Merger and the Business Combination,” Hudson Square prepared materials in conjunction with GSPAC’s management to assist management in evaluating the business combination, and certain of these materials were included in the presentations that management made to GSPAC’s board. The Company respectfully advises the Staff that it believes that none of the materials prepared by Hudson Square constitutes a “report, opinion or appraisal materially relating to the transaction” because the relevant information contained in these materials has either been summarized in or superceded by the opinion issued by Nexcore. The Company has previously supplementally and confidentially provided to the Staff the materials prepared by Hudson Square that were shared with GSPAC’s board of directors.

The Company has also previously supplementally and confidentially provided to the Staff the initial materials prepared by Nexcore that were shared with GSPAC’s board of directors prior to the completion of the issuance of the Nexcore opinion. These materials reflected Nexcore’s initial findings and did not represent their final conclusions or opinions. The Company respectfully advises the Staff that it believes that none of these initial materials prepared by Nexcore constitute a “report, opinion or appraisal materially relating to the transaction” because the relevant information contained in these initial materials has either been summarized in or superceded by the opinion issued by Nexcore.

Securities and Exchange Commission
April 1, 2008

Comparison of Rights of GSPAC Stockholders and SP Holdings Stockholders, page 72

17.
You have not set out as separate proposals the new corporate governance-related and control-related provisions which will be applicable to the current GSPAC stockholders as a result of the transaction, e.g., the provision regarding the removal of directors for cause and the supermajority voting provision regarding charter amendments. Please tell us your analysis as to how this is consistent with Rule 14a-4(a)(3) under the Exchange Act. Please refer to Item 1S of the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (September 2004).

The Company acknowledges the Staff’s comment and has revised the proposal to incorporate five sub-proposals for stockholder consideration and approval.

18.	On page 67, you describe limitations on shareholders’ ability to call a special meeting, but this does not appear in the chart on page 73. Please explain.

The Company acknowledges the Staff’s comment and has updated chart of page 85 accordingly.

Information about SouthPeak

History, page 80

19.
You indicate that the reason for suspending the company’s activities is that management believed the video game market was in a “down portion of its business cycle,” which you believed would enter an “up portion” by 2006. Because suspending business is not a typical response to cyclical downswings, please explain further why the company chose to suspend activities at that time rather than continue business operations in anticipation of a market upswing.

The Company acknowledges the Staff’s comment and has revised its disclosure to better explain why SouthPeak suspended its business activities for a period of time.

Liquidity and Capital Resources, page 101

20.	Please tell us why you did not include the February 27, 2008 note discussed in Note 10 to the financial statements in your liquidity discussion.

The Company acknowledges the Staff’s comment and has updated the analysis on page 120 to reflect the note payable entered into on February 27, 2008.

Introduction to the SP Holdings Unaudited Pro Forma Condensed Combined Financial Statements, page 111

Securities and Exchange Commission
April 1, 2008

21.
To help us better understand your response to prior comment 64 of our letter dated February 15, 2008, please provide us with a more comprehensive explanation regarding why you view SouthPeak’s current members as one minority interest shareholder under paragraph 17(b) of SFAS 141.

The Company acknowledges the Staff’s comment and confirms its conclusion that the current members of SouthPeak constitute a minority interest shareholder under paragraph 17(b) of SFAS No. 141. The Company supplementally advises the Staff that the four current members of SouthPeak include Terry Phillips, Greg Phillips, Melanie Mroz and Kathleen Morgan. Mr. Terry Phillips and Ms. Mroz are currently senior management for SouthPeak and will continue in that role with SouthPeak and the Company following the business combination in addition to serving on the Company’s board of directors. Ms. Morgan is a vice president of SouthPeak’s sale and will continue in this role with SouthPeak following the business combination. As employees and management of SouthPeak and/or the Company following the business combination, in addition to each holding significant equity positions in the Company, each of Mr. Terry Phillips, Ms. Mroz and Ms. Morgan will have mutually-aligned interests in the management and control of the Company and the direction of its business.

The Company further supplementally advises the Staff that Mr. Terry Phillips and Mr. Greg Phillips are brothers and partner in many business ventures together. As set forth under the section headed “Certain Relationships and Related Party Transactions” in the proxy statement/prospectus, several of these business ventures have contractual relationships with SouthPeak and are dependant on SouthPeak for inventory and sales opportunities. Accordingly, Mr. Greg Phillips, while not an employee of SouthPeak or the Company, has mutually-aligned interests with Mr. Terry Phillips, Ms. Mroz and Ms. Morgan due to his significant equity position in the Company and business relationship with its anticipated wholly-owned subsidiary, SouthPeak.

Upon the consummation of the business combination, 42% of the Company’s primary shares will be in the hands of Mr. Terry Phillips, Mr. Greg Phillips, Ms. Mroz and Ms. Morgan, the four former SouthPeak members. As discussed above, these four individuals have mutually-aligned business interests, in addition to three of them being employees and management of SouthPeak and/or the Company. As a group, these four individuals possess a significant block of shares that will not have legal control, but from a practical perspective, may have effective control of the Company. Therefore, the Company has concluded that the four former members of SouthPeak represent an “organized group of owners holding a large minority voting interest in the combined entity” as provided for under paragraph 17(b) of SFAS No. 141.

SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet, page 113

22.
Refer to your presentation of additional paid-in capital and retained earnings. Please ensure that the sum of the numbers presented for SouthPeak and GSPAC, plus any acquisition adjustments, equal the balances presented for Combined (Assuming No Conversion).

The Company acknowledges the Staff’s comment and has corrected the calculation to properly reflect the balance in additional paid in capital.

Securities and Exchange Commission
April 1, 2008

23.
We note your response to prior comment 66 of our letter dated February 15, 2008. Please explain to us what is represented by the reduction to retained earnings for $1.01 million and how you determined it was appropriate to offset such adjustment against paid-in capital. If you are presenting future expenses that you expect GSPAC to incur related to the acquisition, please tell us how you calculated this amount, why you have not also presented a pro forma adjustment to accrue for these future expenses, and reconcile your expected merger expenses for GSPAC to your disclosure in footnote (b) that total acquisition costs for both GSPAC and SouthPeak will be $1.3 million.

The Company acknowledges the Staff’s comment and has added additional language and disclosure to footnote (b) of the Unaudited ProForma Condensed Combined Balance Sheet which details the reconciliation of the acquisition costs and the treatment of such costs as charges to paid in capital and/or retained earnings as appropriate.

24.
We read in footnote (b) that merger costs incurred by SouthPeak will be deferred and charged to paid-in capital upon consummation of the merger and business combination. In light of this statement, please tell us why pro forma adjustment (g) eliminates SouthPeak’s deferred acquisition costs against cash instead of eliminating it against paid-in capital.

The Company acknowledges the Staff’s comment and has adjusted the Pro Forma Condensed Balance Sheet to properly reflect the SouthPeak deferred acquisition costs against paid in capital.

SP Holdings Unaudited Pro Forma Condensed Combined Statement of Operations, page 116

25.
We read in your response to prior comment 70 of our letter dated February 15, 2008 that you compared the historical annual compensation of Terry Phillips and Melanie Mroz to their expected compensation upon completion of the business combination. We also read that the historical annual compensation includes base salary, bonus and benefits. Please tell us if or how you considered bonuses and benefits when estimating the compensation these officers will receive upon completion of the business combination. If you made adjustments to the historical level of bonuses and benefits, it would be unclear to us how such adjustments complied with Article 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated footnote (h) to the Pro Forma Condensed Combined Statement of Operations to clarify that the historical annual compensation included only salary. The Company has not considered any bonus, benefits or any other compensation in its adjustment for annual compensation in accordance with Article 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission
April 1, 2008

26.
Based on your response to prior comment 71 of our letter dated February 15, 2008, we assume that the pro forma adjustment to interest income on the trust account, assuming maximum conversion, should be calculated as follows for the interim period: historical interest income of $489,084, multiplied by 47%, less the $135,373 already reduced in the column titled Acquisition Adjustment. This would result in an additional adjustment in the column titled Adjustments for Maximum Conversion of $94,496. Based on the above, it is unclear to us why you are presenting an additional adjustment of $233,141 instead of $94,496. Please advise or revise. Also apply this comment to your adjustments to interest income for the annual period.

The Company acknowledges the Staff’s comment and has adjusted the presentation to properly reflect the interest income adjustment for the interim and annual period presented.

27.
Please tell us how your current presentation complies with Article 11-02(b)(5) of Regulation S-X. In this regard, it is unclear to us why your pro forma balances include the transaction costs expensed by GSPAC and why you have not quantified in a footnote the remaining transaction costs and other nonrecurring charges or credits directly related to the transactions that you expect to include in SP Holdings’ income in the next 12 months. You should also consider labeling your net income as “income before nonrecurring charges or credits directly attributable to the transactions,” or otherwise clearly indicating that such charges and credits are not included in pro forma net income.

The Company acknowledges the Staff’s comment and has updated the financial statements which now adjust the transaction costs as an acquisition adjustment in the Pro Forma Condensed Combined Statement of Operations for the interim period presented. The Company has added an additional support in footnote (b) as well as adding an additional footnote (p) to the statement.

The Company has also re-labeled the net income line as “income before nonrecurring charges”.

28.	Please reconcile your net income before provision for income taxes in the Combined (Assuming No Conversion) column to the previous numbers in that column, as the subtotal does not appear correct.

The Company acknowledges the Staff’s comment and upon review have found no errors in the column totals but have updated the format to provide further clarity.

29.
We note you have placed footnote (a) next to your calculations of weighted average number of shares outstanding and net income per common share. However, you do not appear to have provided narrative explaining what this footnote (a) represents. Please advise or revise.

Securities and Exchange Commission
April 1, 2008

The Company acknowledges the Staff’s comment and has removed references to footnote (a).

SP Holdings’ Directors and Management, page 120

30.	You have retained a reference to your intended listing on the Nasdaq Global Market. Please disclose your analysis as to applicable independence standards.

The Company acknowledges the Staff’s comment and has removed the reference to its intended listing on the Nasdaq Global Market.

Certain Relationships and Related Party Transactions

SouthPeak, page 124

31.
Please refer to prior comment 77 of our letter dated February 15, 2008. Regarding the indebtedness discussed in the fourth paragraph in this section, please ensure that you disclose the largest aggregate amount of principal outstanding as well as the amount of principal paid during each period for which disclosure is provided. See Item 404(a)(5) of Regulation S-K. Disclose the business purpose for these loans and explain how the terms compare to the terms available from non-affiliated sources.

The Company acknowledges the Staff’s comment and has revised its disclosure of related-party advances accordingly.

32.
Further, we note your response that several of the related party transactions were not in writing. To the extent the oral communications constituted oral contracts or arrangements, you should summarize the arrangements in a writing and file the written description of the arrangements as exhibits to the registration statement. See the Corporation Finance Manual of Publicly Available Telephone Interpretations 1.85., available on our website.

The Company acknowledges the Staff’s comment and added the requested exhibits.

33.
Please refer to prior comment 78 of our letter dated February 15, 2008. Please disclose whether the policies and procedures you describe for review, approval or ratification of transactions with related persons are in writing. If they are not in writing, expand the disclosure to discuss how these policies and procedures are evidenced. See Item 404(b)(iv) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised its disclosure to state that its related party transaction policies are contained in the Company’s current bylaws. Upon the completion of the merger and the business combination, the Company intends to adopt a code of conduct and audit committee charter that will govern the review, approval and ratification of related party transactions.

Securities and Exchange Commission
April 1, 2008

SouthPeak Financial Statements for the Fiscal Year Ended June 30, 2007

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-10

34.
We note your response to the first bullet point of prior comment 91 of our letter dated February 15, 2008. Since your response indicates that you do not host the online functionality of your games on your internal servers, please tell us whether you pay a third-party to host such online functionality, and if so, please quantify for us the amount paid for each period presented. Also provide us with a more detailed explanation of how you determined this online functionality did not constitute a separate element under EITF 00-21. Your response should specifically address how you considered the amount of modification on the part of the software developer to include multi-player formats in your games, the cost of developing the peer-to-peer functionality, and the extent to which the game users utilize the online functionality as support for your conclusion under EITF 00-21.

SouthPeak does not pay Microsoft to host online functionality for X360 games, and has not paid Sony to host online functionality for any PS2 games SouthPeak has released. The only time SouthPeak paid a third party to host online functionality was for the Two Worlds PC game for the six months ended December 31, 2007. The total amount paid was $16,000, which was minimal. No other amounts have been paid to a third-party to host such on-line functionality for any of the other periods presented.

The sale of Two Worlds PC has a multiple deliverable component in which the Company provides online functionality to link up players with other players who play the game online. The online functionality has been assessed by the Company as insignificant to the overall game purchase and consideration of it as a separate deliverable is not warranted. The facts considered in its assessment are: (i) the price for the game without such functionality would have been the same; (ii) purchasers can play the game on line without any services that the Company might provide (i.e. can be done by having computer contact information for other players which could be obtained through on line chat rooms); and (iii) the majority of purchasers do not register for on line play. In addition, the online functionality does not meet the requirements of Paragraph 9(a) and 9(b) of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”; the online functionality could not be resold on a stand alone basis, and there is no objective and reliable evidence of the fair value of the online functionality. Therefore, no revenue is allocated to the insignificant deliverable which is not considered a separate unit of accounting. Revenue is recognized based upon the revenue recognition guidance applicable to the predominate deliverable, in this case the sale of the game.

For all games sold by SouthPeak, except for Two Worlds PC, SouthPeak has not been obligated to provide further services, upgrades or enhancements and therefore, for all other games there has been no element of a multi-deliverable.

When multi-player formats have been included as part of a game SouthPeak sells, it has been part of the overall project plan design and budget for a game, agreed upon by SouthPeak and the third party developers. For all games SouthPeak has released, there has not been a separate specified amount negotiated or allocated for the development of peer-to-peer functionality.

For Two Worlds PC, SouthPeak sold over 111,000 units for the six month period ended December 31, 2007. Through March 27, 2008, SouthPeak had 20,616 registered online PC users. Of the registered users, the highest number of users playing online against other players at a given time was approximately 300 users, which occurred in the first month the game was released. Currently, the number of on-line users runs anywhere from zero to 40 users. Therefore, since the game was first released, there has been a decrease in on-line use of approximately 85%.

Securities and Exchange Commission
April 1, 2008

35.
We read in your response to the third bullet point of prior comment 91 of our letter dated February 15, 2008 that the games Two Worlds X360 and Monster Madness X360 have additional content that can be downloaded through Xbox Live Arcade for free. Please explain to us in more detail how you are accounting for this downloadable content that is given to your customers for free. Also tell us whether you have recognized any revenue from these Xbox games, since we note from your response to the first bullet point of prior comment 91 that the three games that have been approved for the Xbox Live Arcade platform have not yet been released.

The cost to SouthPeak for any additional content developed to be downloadable for free through Xbox Live Arcade is included as part of the advance royalties paid to third party developers, for which royalty advances are expensed as the games are sold. There are no additional costs to SouthPeak to provide free additional content downloadable through Xbox Live Arcade. SouthPeak is not charged a fee by Xbox Live Arcade.

Revenue has been recognized for Xbox games sold through traditional wholesalers and retailers. Although SouthPeak has games in development, SouthPeak has not released any games to be sold on the Xbox Live Arcade Platform. Games for the Xbox Live Arcade Platform are sold on-line through Microsoft Xbox Live Arcade, rather than being sold in the traditional form at a retail store. Once the games are purchased by an end user through Xbox Live Arcade, the games we are having developed would be downloaded through Xbox Live Arcade to the end user’s Xbox and then could be played off-line if desired.

SouthPeak Financial Statements for the Period Ended December 31, 2007

Note 1 - Summary of Significant Accounting Policies

Concentrations of Credit Risk, Major Customers and Vendors, page F-23

36.
We note your response to prior comment 94 of our letter dated February 15, 2008 and the related revisions made to Note 1. Please confirm to us, if true, that you have recorded an allowance for doubtful accounts for the entire amount receivable from Hollywood Video; otherwise, please explain to us in more detail how you determined that any amount of receivables from this customer were collectible given the customer’s declaration of bankruptcy. Also tell us if you are continuing to sell products to Hollywood Video, and if so, how you account for such sales.

Securities and Exchange Commission
April 1, 2008

The Company confirms that in October 2007 SouthPeak recorded an allowance for doubtful accounts for the entire amount receivable from Hollywood Video at the time of the bankruptcy. Since Hollywood Video filed bankruptcy, there have been a few sales of games to Hollywood Video, for which SouthPeak has required that Hollywood Video pay cash in advance prior to receiving the games ordered.

GSPAC Financial Statements for the Fiscal Year Ended July 31, 2007

Note 3 - Summary of Significant Accounting Policies

Net Income Per Share, page F-40

37.
We read in your response to prior comment 97 of our letter dated February 15, 2008 that the “Class B common stock, subject to possible conversion” classified in the mezzanine section of your balance sheet participates in earnings only to the extent of the 19.99% of the interest income earned on the trust account and does not participate in other income or loss of GSPAC. Please explain to us in more detail how you reached this conclusion. In this regard, given that your response indicates that the Class B common stock classified in equity participates equally on a per-share basis with your common stock in the undistributed earnings of GSPAC, it is unclear to us why this would not also be true of the Class B common stock classified in the mezzanine section. We note that the same Class B stock certificate was given to all Class B shareholders, and that the classification in mezzanine versus equity does not represent different types of securities containing different rights, but rather is intended to indicate to investors that a portion of these securities may be redeemed for cash in a situation that is outside of your control. Please advise.

The Company has reviewed the Staff’s comment and provides the following further discussion and information.

The Company believes that GSPAC’s Class B stock, subject to conversion is in substance a separate Class of stock with different participation rights from other Class B common stockholders. In making this determination, the Company considered paragraph 62 of Concept Statement No. 6, which sets forth the premise for different Classes of equity:

An enterprise may have several Classes of equity (for example, one or more Classes each of common stock or preferred stock) with different degrees of risk stemming from different rights to participate in distributions of enterprise assets or different priorities of claims on enterprise assets in the event of liquidation. That is, some Classes of owners may bear relatively more of the risks of an enterprise's unprofitability or may benefit relatively more from its profitability (or both) than other Classes of owners. However, all Classes depend at least to some extent on enterprise profitability for distributions of enterprise assets, and no Class of equity carries an unconditional right to receive future transfers of assets from the enterprise except in liquidation, and then only after liabilities have been satisfied.

Securities and Exchange Commission
April 1, 2008

Holders of Class B stock who vote against a proposed business combination and exercise their conversion rights have a different degree of risk from all other Class B common stockholders and also common stockholders stemming from their right, upon conversion, to receive back a portion of their initial investment equal to their relative share of the trust fund balance, calculated based on their percentage ownership of total Class B common shares. On the other hand, all other Class B common stockholders and also common stockholders will bear the risk of a merged company’s unprofitability or may benefit from its profitability.

The Company determined that earnings per share should be disclosed separately for Class B, stock subject to conversion based on the computational guidance in paragraphs 60-61 of SFAS 128, particularly portions underlined (portions of these two paragraphs that are not relative to our situation have not been included):

60. The capital structures of some entities include:

a. Securities that may participate in dividends with common stock according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)

b. A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

61. The if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into a class of common stock, the “two class” method of computing earnings per share shall be used. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

Under that method

b. The remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security shall be determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

c. The total earnings allocated to each security shall be divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

d. Basic and diluted EPS data shall be presented for each class of common stock.

The Company also considered the consensuses in Issues 1, 2 and 3 EITF 03-6, particularly the underlined portions:

6. The Task Force reached a consensus on Issue 1 that the two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common shareholders but does not require the presentation of basic and diluted EPS for securities other than common stock. However, the Task Force observed that the presentation of basic and diluted EPS for a participating security other than common stock is not precluded.

Securities and Exchange Commission
April 1, 2008

The Company notes that in GSPAC’s case, the earnings allocable to Class B stockholders who exercise their conversion rights would otherwise be available to all other Class B common stockholders and also common stockholders.

8. The Task Force reached a consensus on Issue 2 that, for purposes of applying paragraphs 60 and 61 of Statement 128, a participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The Task Force observed that the form of such participation does not have to be a dividend—that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.

Class B stockholders who exercise their conversion rights may participate in the undistributed earnings of GSPAC to the extent of their relative portion of interest income earned on the trust fund balance, calculated based on their percentage ownership of Class B common stock.

14. The Task Force reached a consensus on Issue 3 that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed. If the terms of the participating security do not specify objectively determinable, nondiscretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. For example, if an entity could avoid distribution of earnings to a participating security, even if all of the earnings for the year were distributed, then no allocation of that period's earnings to the participating security would be made.

The rights of Class B stockholders, subject to conversion to participate in the earnings of the trust account to the extent of their relative Class B share ownership is contractual.

As noted above, the Company believes that GSPAC’s Class B stock, subject to conversion is in substance a separate Class of stock with different participation rights from other Class B common stockholders. Upon consummation of a business combination only the Class B common stockholders who elect to convert are entitled to the superior return of interest income, with no allocation of expenses. Other Class B common stockholders and common stockholders participate in the balance of the interest income and expenses of the Company. Further, a presentation of earnings per share whereby all Class B stockholders were only allocated interest income on the trust account would represent a scenario that would only occur if GSPAC were to liquidate and thus would not present the Company as a going concern. Accordingly, the Company believes GSPAC’s presentation to be appropriate and to best represent the rights to earnings and losses of GSAPC’s common stockholders and Class B common stockholders.

Note 7 - Warrants and Option to Purchase Common Stock, page F-43

Securities and Exchange Commission
April 1, 2008

38.
We note your response to prior comment 99 of our letter dated February 15, 2008. Please explain to us in more detail how you concluded that there were no further timely filing or registration requirements. In this regard, please tell us whether the warrant agreements permit the warrants to be exercised if you do not maintain a current prospectus, and if so, tell us whether the warrant agreements specify how the warrants would be settled in this circumstance.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that, under GSPAC’s warrant agreement, GSPAC is not obligated to deliver any securities upon the exercise of a publicly held warrant unless there is an effective registration statement covering the underlying common stock. If there is no effective registration statement covering the underlying common stock of a publicly held warrant, GSPAC may settle the exercise of any such warrant with unregistered shares of its common stock. Thereafter, GSPAC must continue to use its best efforts to (a) cause a registration statement covering the common stock issued or issuable upon the exercise of publicly held warrants to become effective and (b) maintain the effectiveness of such registration statement until the expiration of the publicly held warrants.

After the closing, the registration requirements of the publicly held warrants remain unchanged under the Company.

Considering the probability evaluation required under FSP EITF 00-19-2, the Company expects the registration of the Company’s shares of common stock underlying its publicly held warrants to remain effective and does not believe liability presentation would be appropriate.

39.	We note your response to prior comment 100 of our letter dated February 15, 2008 and have the following additional comments:

•
We read in your response that the terms of the Founder’s Warrants and UPO agreements with GSPAC permit settlement in unregistered shares. Please confirm to us, if true, that there are no penalties or liquidated damages associated with settling these agreements in unregistered shares. If settlement in unregistered shares triggers any penalties or liquidated damages, please explain to us in more detail how you considered the guidance in paragraphs 14-18 of EITF 00-19, especially paragraph 16, when concluding that these warrants should be classified as equity.

Under the terms of the applicable agreements, there are no current or past provisions contemplating the payment of any penalties or liquidated damages associated with settling the Founder’s Warrants or the UPO in unregistered shares of common stock. Both agreements specifically permit their exercise for unregistered shares of common stock. Accordingly, the Company continues to believe equity classification of the Founder’s Warrants and UPO to be the appropriate classification and in accordance with the criteria of EITF 00-19.

•
We read in your response that once SP Holdings assumes the Founder’s Warrants and UPO agreements, the registration rights with respect to the Founder’s Warrants will change such that you will have to pay up to a maximum of $300,000 for delays in filing and obtaining effectiveness of the related registration statement. Please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, especially paragraph 16, when concluding that these warrants should be classified as equity by SP Holdings. If you do not believe these warrants should be classified as equity by SP Holdings, please tell us why they appear to be classified as equity within the pro forma financial statements of SP Holdings presented in your filing.

Securities and Exchange Commission
April 1, 2008

The current provision of the Founder’s Warrants which allows for an exercise of the Founder’s Warrants to be settled in unregistered shares of common stock will continue to exist once SP Holdings assumes the Founder’s Warrants. While the registration rights of the Founder’s Warrants will be revised such that the Company may pay up to $300,000 for delays in filing and obtaining effectiveness of a registration statement for the Founder’s Warrants, and the shares of common stock issuable upon exercise thereof, the Company will continue to be able to settle the exercise of the Founder’s Warrants in unregistered shares of common stock. Accordingly, the Company continues to believe equity classification of the Founder’s Warrants will be appropriate by SP Holdings and in accordance with the criteria of EITF 00-19 as noted in our prior response. The Company notes in particular the last sentence of paragraph 14 of 00-19 which provides that a contract providing for the delivery of shares should be classified as equity where, as in the case of the Founder’s Warrants, “(a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits…delivery of unregistered shares….” Furthermore, the Company has considered the applicability EITF 00-19 paragraph 16 and have concluded as contemplated by that paragraph that the Company, as the issuer, would seek to avoid circumstances requiring payment of the penalty for delay in the registration process and therefore that possibility should be “disregarded in classifying the contract.”

If an exercise of Founder’s Warrants is settled in unregistered shares of the Company’s common stock, the Company will continue to be obligated to use its best efforts to obtain effectiveness of the registration statement with a maximum payment of $300,000 for delays, if any. The Company will evaluate the registration rights payment arrangement under FSP EITF 00-19-2 which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration rights payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement 5. Thus, the Company will assess the probability of whether (a) it expects the registration of such securities to be achieved, and (b) once registered, such registration statement shall remain effective. Accordingly, management does not believe a contingent liability is required in the pro forma condensed combined financial statements included in the registration statement.

GSPAC Financial Statements for the Period Ended January 31, 2008

General

40.
Please conform the numbers presented in your financial statements within your Form S-4 to the numbers presented in your financial statements within your Form 10-Q for the quarterly period ended January 31, 2008. In this regard, you appear to have certain typographical errors on your equity statement and cash flow statement.

Securities and Exchange Commission
April 1, 2008

The Company acknowledges the Staff’s comment and has updated the GSPAC financial statements in the Registration Statement on Form S-4 to conform to the financial statements presented in GSPAC’s Form 10Q for the quarter ended January 31, 2008.

Annexes

Opinion of Nexcore Capital, Inc.

41.
We note the limitation on reliance by shareholders in the fairness opinion provided by Nexcore. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Nexcore’s belief that shareholders cannot rely upon the opinion to support any claims against Nexcore arising under applicable state law (e.g., the inclusion of an express disclaimer in Nexcore’s engagement letter with the Company). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Nexcore would have no effect on the rights and responsibilities of either Nexcore or the board of directors under the federal securities laws.

The Company acknowledges the Staff’s comments and Nexcore has revised its opinion accordingly.

* * * * *

Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Mark J. Wishner
Mark J. Wishner

Enclosures

Copies to:	Rahul C. Prakash Terry Phillips